Mail Stop 3561

June 6, 2006

Lawrence R Samuels
Chief Financial Officer
UTi Worldwide, Inc.
c/o UTi, Services, Inc.
19500 Rancho Way, Suite 116
Rancho Dominguez, CA 90220

> **Re: UTi Worldwide, Inc.**
> **File No. 000-31869**
> **Form 10-K: For the Fiscal Year Ended January 31, 2006**

Dear Mr. Samuels:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended January 31, 2006

Note 1: Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

1. We note your disclosure that gross revenue and freight consolidation costs are recognized at the time the freight departs the terminal of origin. This does not appear to comply with the acceptable methods (methods 3 and 5) specified in EITF 91-9. Please explain to us why you believe your policy is appropriate and cite the relevant guidance you rely on in support of your position.

Note 2: Acquisitions, page F-14

2. For each of your 2006, 2005 and 2004 acquisitions, please provide us, in tabular format, the following information:

(a)   the name and percentage holding of each shareholder of an acquired company ("Shareholder");
(b)   the terms of any contingent consideration arrangement with each Shareholder, whether any payments are subject to forfeiture, and your accounting for the contingent consideration; and
(c)   the name of any Shareholder who became an employee of UTi Worldwide or one of its subsidiaries and the terms of any underlying employment agreement.

Refer to EITF 95-8 and paragraph 34 of SFAS 141 for guidance.

3. Please tell us the date you entered into a subsequent partnership agreement with the BEE and explain to us why you granted them the right to put their minority interest to you. In addition, explain to us why you did not grant them this right at the time of the initial partnership agreement.

4. Please identify for us any events that transpired between November 1, 2004 and the date the subsequent partnership agreement was signed that may have impacted the fair value of the partnership. In addition, tell us the amount of the expected future redemption and explain to us how it was determined.

5. Please tell us whether you consider the put option to be freestanding of the partnership agreement or embedded in it, and the basis for your conclusion. In addition, explain to us your initial and subsequent accounting for the put option, and your basis for it.

6. Please tell us whether the amount initially assigned to the put option was greater than the fair value of the 25.1% interest in the partnership and, if so, how you accounted for the difference. Specifically, explain to us why you would not be required to record a loss for the excess of the present value of the expected future redemption amount over the fair value of the underlying interest. In this regard, if the put option is an embedded derivative, the guidance in paragraph 4 of EITF 00-4 with respect to Derivative 2 requires a loss to be recorded when there is a significant difference in the exercise prices of the call and put options. By analogy to this guidance, it appears that you would be required to record a loss at inception for the difference between the present value of the expected future redemption amount and the fair value of the underlying interest.

Note 3: Income Taxes, page F-18

7. Please explain to us the reason for the increases in the foreign income tax differential.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief